K Wave Media Ltd.
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

July 1, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Rebekah Reed
Erin Jaskot

RE:	K Wave Media Ltd.
Amendment No. 1 to Registration Statement on Form F-4
Filed May 13, 2024
File No. 333-278221

Dear Ms. Reed and Mr. Jaskot:

On behalf of K Wave Media Ltd. (“K Wave” or the “Company”), we are responding to the letter from the staff of the Division of Corporation Finance Office of Trade & Services (the “Staff”) dated June 7, 2024 (the “Comment Letter”) regarding K Wave’s Amendment No. 1 to Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to the Registration Statement on Form F-4 (“Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Amended Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amended Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

For ease of reference, the text of the Division of Corporation Finance Office of Trade & Services’ comment is included in bold-face type below, followed by K Wave’s response.

Amendment No. 1 to Registration Statement on Form F-4 filed May 13, 2024

Summary of the Proxy Statement/Prospectus

K Enter Holdings, page 18

1. You disclose here and elsewhere that the financial projections in the Second Fairness Opinion are based on the assumption that K Enter acquired the Six Korean Entities and the Business Combination closed on or before March 31, 2024, and that the delay in the acquisition and closing will reduce PubCo’s projected revenues for 2024. Given that the revenues for PubCo will be generated by operations of the Six Korean Entities, and that pro forma projections always assume a particular acquisition date, it is unclear if the disclosure is implying that there is an actual reduction in projected revenues by the Six Korean Entities. Please tell us what is meant by this disclosure and explain whether there is any impact on the fairness opinion given the delay in the acquisition.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 19, 34, 53, 115 and 117 of the Amended Registration Statement.

K Enter’s Acquisition of the Six Korean Entities, page 20

2. You state here you will close the share purchase agreement with Play Company first and thereafter, K Enter will close the share purchase agreements with the remaining five of the Six Korean Entities, which may occur concurrently or in any order. The heading of the chart at the top of page 21 indicates K Enter’s acquisition of equity interests in the four remaining Six Korean Entities will occur after the closing of the share purchase agreement concerning Solaire Partners. Please clarify whether the acquisition of Solaire will or will not occur prior to the acquisition of the remaining four Korean Entities.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment by revising disclosure and charts to confirm that K Enter will close the share purchase agreement with Play Company first and thereafter, K Enter will close the share purchase agreements with the remaining five of the Six Korean Entities, which may occur concurrently or in any order at pages 20 and 21 of the Amended Registration Statement.

Risk Factors

Risk Factors Relating to K Enter’s Business, the Six Korean Entities’ Business, and New K Enter’s Business

We may not be able to prevent others from unauthorized use..., page 32

3. We note your response to prior comment 13 and reissue in part. Revise to specify the particular intellectual property that is material to the success of New K Enter, including the current entity(ies) which hold the intellectual property and the significance of the intellectual property. In this regard, your revised disclosure mentions “copyrights, registered trademark and pending trademarks, service marks...proprietary technologies and similar intellectual property,” but continues to provide no specific examples of material intellectual property. For example, explain the nature of the intellectual property rights under Play Company’s agreements with HYBE and SM Entertainment discussed at page 40, and/or clarify the nature of any copyrights held by the Production Companies. Make conforming revisions to identify any material intellectual property in the business disclosure.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at page 43 of the Amended Registration Statement.

We currently face concentration risk within Play Company..., page 40

4. Please revise this risk factor to present information regarding your concentration risk and reliance on HYBE or any other significant customers as of a date more recent than June 30, 2023, as we note that financial information as of December 31, 2023 has been added to the filing. Make similar revisions where you discuss concentration risk “as of June...2023 (Year-to-Date)” at page 189.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 42, 169, 192 of the Amended Registration Statement.

Proposal No. 2 - The Acquisition Merger Proposal

Conditions to Closing

General Conditions, page 101

5. Please further revise your disclosure responsive to prior comment 17 to acknowledge as general conditions to closing (i) the approval of K Enter stockholders and (ii) the execution of the joinder agreement by K Wave Media Ltd. and GLST Merger Sub Inc., as stated in Sections 9.1(e) and (k) of the Merger Agreement.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at page 104 of the Amended Registration Statement.

Background of the Business Combination, page 105

6. The disclosure added to page 113 in response to prior comment 21 suggests that there were no concrete developments at the time that the updated projections were prepared in November 2023 with respect to K Enter’s “opportunity...to acquire a music-focused management company” and “the acquisition of a ‘webtoons’ company.” However, statements such as, “It is not hard to imagine...,” and, “K Enter will be uniquely positioned to acquire...webtoon companies,” are unclear and may imply that such acquisition opportunities are currently contemplated and/or likely to occur. Revise to state clearly, if true, that no definitive agreements or prospects have been identified or were at the time that K Enter’s projections were updated. Discuss how K Enter’s financial condition may limit its ability to realize any such acquisition opportunities that arise.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 116 and 134 of the Amended Registration Statement.

Opinion of Global Star’s Financial Advisor, page 117.

7. Please revise to summarize the revisions that EverEdge made to the second fairness opinion on April 29, 2024.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at page 120 of the Amended Registration Statement.

First Fairness Opinion by EverEdge

Supplemental Exhibit A: K Enter Forecasts, page 124

8. Please relocate the K Enter forecasts included as Supplemental Exhibit A, as well as the other supplemental exhibits at pages 124-134, so that they are located after the section titled “Second Fairness Opinion by Everedge” beginning at page 135. In this regard, it appears that these are the updated projections and other information used in connection with EverEdge’s updated fairness opinion dated March 12, 2024. Revise to either include the original set of K Enter forecasts and other information supporting EverEdge’s original fairness opinion dated June 9, 2023 where Supplemental Exhibits A-D are currently located in the proxy statement/prospectus, or provide a cross-reference to where they can be found in Annex F.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 123 and 139-146 of the Amended Registration Statement.

9. We note that there are discrepancies between the forecasted results of K Enter and certain of the Six Korean Entities presented in Supplemental Exhibit A and historical results for the year ended December 31, 2023 included elsewhere in the proxy statement/prospectus. For example, total revenues of Play Company are forecasted as KRW95,194,000,000 and actual revenues for fiscal 2023 were KRW67,481,156,000. Please add to the tables in Supplemental Exhibit A an additional column that discloses actual results for the year ended December 31, 2023, and explain to investors why such additional column is included via footnote or another clear method of presentation. Additionally, where you discuss the financial projections contained in the second fairness opinion elsewhere in the proxy statement/prospectus, including at pages 18, 32, and 112-113, revise to highlight that certain forecasted and actual results for the year ended December 31, 2023 differ.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 139-146 of the Amended Registration Statement.

Second Fairness Opinion by EverEdge

Summary of EverEdge’s Financial Analysis of K Enter, page 137

10. Please contextualize your statement added in response to prior comment 23 that, “...the entities to be contracted as subsidiaries of the Target boast a well-established operational history” with disclosure that two of the Six Korean Entities were formed in 2023.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at page 134 of the Amended Registration Statement.

Selected Historical Financial Information of K Enter, page 157

11. Please present line items for each of revenue, cost of revenue and general and administrative expenses to put the included line item for net income in better context.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at page 201 of the Amended Registration Statement.

Capabilities and the Six Korean Entities to be acquired, page 177.

12. The revisions at pages 178-188 that you reference as responsive to prior comment 25 do not address our comment and we reissue. Elaborate on the nature of the rights created by the Equity Pledge Agreements with certain shareholders of the Six Korean Entities and explain how and why they enable K Enter to exercise “de facto” or “effective” control over the “pledged equity interests” of the entities. In this regard, your disclosure that the shareholders of the entities, as pledgors, will “retain all voting and economic rights with respect to the pledged equity interests” makes it more unclear how the agreements operate to “guarantee the performance” of the entities under the respective share purchase agreements. Alternatively, remove disclosure suggesting that the Equity Pledge Agreements allow K Enter to control the Six Korean Entities through the ownership of pledged equity interests.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 181, 192, 184, 185, 188 and 190 of the Amended Registration Statement. The Company notes the Equity Pledge Agreements were entered into by K Enter to provide assurance that the selling shareholders of the Six Korean Entities would consummate the closing of the Share Purchase Agreement and thus provide greater certainty of K Enter’s acquisition of controlling equity interests in the Six Korean Entities. The Equity Pledge Agreements are not intended to provide K Enter control over the Six Korean Entities, but rather to restrict the voting and hypothecation of the pledged shares which could hinder or obstruct the consummation of the transactions contemplated by the Share Purchase Agreements. Accordingly, the Company believes that the Equity Pledge Agreements help to ensure K Enter’s acquisition of controlling equity interests in the Six Korean Entities under the Share Purchase Agreements.

K Enter’s Relationship with First Virtual Lab, Inc., page 187

13. We note your response to prior comment 26 and reissue in part. Please articulate in additional detail the basis of your statement that the acquisition of a controlling interest in First Virtual is “not probable.” While we note from your response that the option held by the shareholders of First Virtual expires after five years, it remains unclear why you believe that the option will not be successfully exercised within that time frame.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 19, 119, 192, 200 and 293 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Play Company.

Results of Operations, page 207

14. Please discuss whether the significant reduction of revenue for Play Company and Apeitda and reduced amount of operating expenses for Play Company is a known trend pursuant to Item 5.D of Form 20-F and your expectations concerning this condition. Also, discuss whether the decreased operating expenses of Play Company are directly related to the reduction in revenue, and if so, how they correlate.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 211, 213 and 219 of the Amended Registration Statement.

Cash Flow, page 208

15. Please discuss the operational reasons for the reported negative operating cash flows for fiscal 2023 for Play Company and Apeitda and explain how you intend to meet the cash requirements and maintain operations for each in such circumstance. Refer to instruction 1 to “Instructions to Item 5” in Form 20-F and section IV.B.1 of Release No. 33-8350. Also discuss if this condition is a known trend pursuant to Item 5.D of Form 20-F and your expectations concerning this condition.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 210, 211, 219 and 220 of the Amended Registration Statement.

Critical Accounting Policies and Estimates, page 209

16. Please provide in MD&A the disclosure required by Item 5.E of Form 20-F for Play Company as well as for the other Korean Entities. Reference to the accounting policies and estimates contained in the notes to the financial statements does not satisfy this requirement. Note the disclosure in MD&A should not merely repeat disclosure contained in the notes to the financial statements but provide further insight to their estimation uncertainty.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 213, 217, 221, 225, 229 ans 233 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 - Description of the Transactions

Proposed Transaction, page 250

17. We note herein the revised disclosure in response to prior comment 28 wherein you allocated the purchase consideration of $590,000,000 to entities and existing K Enter stockholders. Please revise the disclosure to allocate the purchase consideration to the overall assets acquired, overall liabilities assumed and any other overall applicable items (e.g., compensation for the service of a stock exchange listing) as appropriate, in accordance with the previously cited guidance.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment by presenting the allocation of the $590,000,000 purchase consideration to the overall assets acquired, overall liabilities assumed and other overall applicable items for the entities and existing K Enter stockholders at page 250 of the Amended Registration Statement.

Note 5 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined

Balance Sheet as of December 31, 2023, page 259

18. We note $129 million of the approximate $179 million of goodwill recognized in the combination of K Enter and the Six Korean Entities is attributed to K Enter. Please provide a qualitative description of the factors that make up the goodwill attributed to K Enter.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comments in the first bullet point of the Staff’s comment at page 106 of the Amended Registration Statement.

The goodwill for K Enter is supported by the following qualitative factor:

●	Synergic growth between (a) content production and investment businesses, in which K Enter secures IP rights of its films and TV series for additional distribution and advertisement revenues and (b) content production and merchandising businesses, in which K Enter produces goods and merchandises for its films and TV series for additional merchandising revenues.

This is further supported by the following qualitative factors:

●	Organic growth of the content production business, assuming an increase in the production of films and TV series collectively by the four studios (Anseilen, Apeitda, Bidangil and Lamp) and K Enter’s internal production team;

●	Organic growth of the content merchandising business, assuming an increase in the IP rights coverage for merchandising by Play Company, reflecting Play Company’s recent contract with SM Entertainment;

●	Organic growth of the content investment business, assuming a serial launching of new content investment funds by Solaire Partners.

This comment has been resolved by adding a footnote to the table in Note 5 – Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Balance Sheet Adjustment (A)(j) describing the qualitative factors related to the goodwill of K Enter.

General

19. Please ensure the financial statements for the U. S. domestic entities in the filing comply with Rule 3-12 of Regulation S-X and update the financial statements and related pro forma information as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and the Company has updated the financial statements and related pro forma information in the Amended Registration Statement.

20. We note your response to prior comment 32, including your reference to added disclosure at page 108 indicating that Global Star will circulate updated or supplemental proxy materials to its stockholders if any material changes to the planned acquisitions of the Six Korean Entities occur before the special meeting. Revise to explain this in further detail earlier in the filing, including in the letter to stockholders and question and answer section, and elsewhere throughout the filing that you discuss the transaction structure and acquisition of the entities. Specifically, add a question and answer placed prominently in the “Questions and Answers About the Business Combination” section that explains that the closing of the acquisition is conditioned only on the acquisition of Play Company and Solaire Partners and not on the acquisition of all six entities. Disclose the timing considerations regarding the closing of the acquisitions of all Six Korean Entities and clearly states for investors how and when they will be informed of the closings and the circumstances under which they could expect to receive updated proxy materials prior to the special meeting (i.e., if anything apart from the successful completion of the acquisition of the Six Korean Entities has occurred at such time and/or any adjustment to the consideration, etc.). Summarize the nature of revised information that investors would be provided in any amended proxy materials, including additional disclosure regarding the background of the business combination, explanation of any changes in consideration, the applicability of the fairness opinion and whether you would obtain a new fairness opinion, and updated pro forma financial information pursuant to Rule 11 of Regulation S-X. Provide a prominent cross-reference to this new question and answer where you include the step-by-step organizational charts beginning at page 20. Additionally, we reissue the portion of prior comment 32 asking you to explain whether you intend to recirculate and resolicit the shareholder vote if there are any post-special meeting material changes, including changes to the entities which will be acquired or the consideration amount from that which was disclosed at the time the stockholders approved the proposals. If you would resolicit the stockholder vote, explain this in a new question and answer as well and elsewhere throughout the filing as appropriate. If you would not resolicit the shareholder vote, explain to us why you think this is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and the Company has addressed the Staff’s comment at page i (Letter to Stockholders) and page 14 of the Amended Registration Statement. The Company responds below to the Staff’s following question raised in this comment: Additionally, we reissue the portion of prior comment 32 asking you to explain whether you intend to recirculate and resolicit the shareholder vote if there are any post-special meeting material changes, including changes to the entities which will be acquired or the consideration amount from that which was disclosed at the time the stockholders approved the proposals. If you would resolicit the stockholder vote, explain this in a new question and answer as well and elsewhere throughout the filing as appropriate. In response to the Staff’s question please be advised that following the Global Star special meeting to approve the Business Combination there will be no material changes to the Korean entities which will be acquired by K Enter or the consideration amount to be issued by Global Star to K Enter in connection with the Business Combination. Accordingly, there will be no need to resolicit the vote of the Global Star stockholders. The Six Korean Entities will be acquired by K Enter after the proxy statement/prospectus on Form F-4 is declared effective and prior to the Global Star special meeting. As noted in the added text to the Form F-4 at pages i and 14 of the Amended Registration Statement, the Company will file supplemental proxy materials in the event there is any material change to the Korean entities which will be acquired by K Enter or the consideration amount to be issued by Global Star to K Enter in connection with the Business Combination prior to the special meeting, thus affording the Global Star stockholders all material information before being asked to vote to approve the Business Combination.

Please call Daniel Nunn of Nelson Mullins Riley & Scarborough LLP at (904) 665-3601 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Thank you.

Very truly yours,

/s/ Anthony Ang
Name:	Anthony Ang
Title:	Chairman

Enclosures

cc:	Mr. Young Jae Lee, Chief Executive Officer, K Enter Holdings, Inc.